TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2007 YEAR-END
AND FOURTH QUARTER RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 10, 2008 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and twelve months ended December 31, 2007. All dollar values are expressed in United States dollars unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

  Cash flow for the year totalled $52 million compared with $47 million in 2006;
  In the fourth quarter of 2007, a loss of $0.7 million was recorded due to unrealized hedging losses totalling $7.1 million;
  Production in the fourth quarter averaged 6,837 Boepd, an increase of 25% over the prior-year reporting period;
  Production from the West Gharib leases in the fourth quarter of 2007 was 1,594 Bopd ;
  TransGlobe began trading on the NASDAQ Global Select Market under the symbol TGA effective January 17, 2008.

CORPORATE SUMMARY

Quarter-over-quarter, TransGlobe’s cash flow from operations grew 33%, a significant increase that resulted mainly from higher production volumes and increased oil prices. The dated Brent price per barrel of crude averaged $89.03 in the fourth quarter of 2007 and was $57.40 in the fourth quarter of 2006.

The Company recorded a loss of $0.7 million in the fourth quarter of 2007. This loss, due to hedged prices being lower than market prices at the end of the reporting period, is a non-cash event. Without the hedging losses totalling $7.1 million in the fourth quarter, the Company would have recorded earnings per share of $0.10.

We are very pleased to report significant production increases for the fourth quarter of 2007 compared with the fourth quarter of 2006. Production grew by 25%, averaging 6,837 Boepd. This production increase is a result of a number of successful wells drilled throughout the year and the September 2007 acquisition of two private companies with interests in the West Gharib concession in Egypt.

With the opening of the markets on January 17, 2008, TransGlobe’s trading switched from the American Stock Exchange to the NASDAQ Global Select Market (the “NASDAQ”), which is its highest-tiered trading platform. The decision to move to the NASDAQ was made to obtain greater visibility and liquidity for the Company following recent significant acquisitions and production increases in the third quarter.

FINANCIAL AND OPERATING UPDATE
(000s, except per share, price, volume amounts and % change)

	Three Months Ended Dec. 31			Year Ended Dec. 31
Financial	2007	2006	Change	2007	2006	Change
Oil and gas revenue	47,699	27,032	76%	136,709	109,190	25%
Oil and gas revenue, net of royalties	29,343	17,647	66%	87,911	70,097	25%
Operating expense	5,326	3,719	43%	15,268	11,107	37%
General and administrative expense	2,762	1,390	99%	6,743	4,674	44%
Depletion, depreciation and accretion expense	8,623	5,370	61%	31,172	18,941	65%
Income taxes	5,292	2,573	106%	12,675	9,392	35%
Cash flow from operations*	13,944	10,448	33%	52,141	46,763	12%
Basic per share	0.23	0.18		0.87	0.80
Diluted per share	0.23	0.17		0.86	0.77
Net income	(719)	4,726	(115)%	12,802	26,195	(51)%
Basic per share	(0.02)	0.08		0.21	0.45
Diluted per share	(0.01)	0.08		0.21	0.43
Capital expenditures	10,546	15,717	(33)%	37,015	51,555	(28)%
Corporate acquisition	-	-		68,001	-
Working capital	5,494	4,361	26%	5,494	4,361	26%
Long-term debt	51,958	-		51,958	-
Common shares outstanding
Basic (weighted average)	59,590	58,769	1%	59,595	58,663	2%
Diluted (weighted average)	60,488	60,524	0%	60,525	60,562	0%
Total Assets	204,219	116,473	75%	204,219	116,473	75%

Reserves (MMBoe)
Total Proved	11.9	9.3	28%	11.9	9.3	28%
Total Proved plus Probable	16.4	11.7	40%	16.4	11.7	40%

Production and Sales Volumes
Total production (Boepd) (6:1)**	6,837	5,475	25%	5,651	5,093	11%
Total sales (Boepd) (6:1)**	6,837	5,313	29%	5,692	5,077	12%
Oil and liquids (Bopd)	5,711	4,617	24%	4,660	4,377	8%
Average price ($/Bbl)	82.69	57.40	44%	71.30	62.37	11%
Gas (Mcfpd)	6,756	4,176	62%	6,193	4,204	47%
Average price ($/Mcf)	6.71	6.85	(2)%	6.64	6.18	12%
Operating expense ($/Boe)	8.47	7.61	11%	7.35	5.99	23%

*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	The differences in production and sales volumes result from inventory changes.

A conference call and web cast to discuss the results will be held on March 10, 2008:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
Dial-in:	416-641-6134 or toll free at 1-866-226-1798
Web cast:	http://events.onlinebroadcasting.com/transglobe/031008/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or toll free at 1-800-408-3053. The pass code is 3252590#. The replay will expire at midnight (Eastern Time) on March 10, 2008. After March 10, 2008, a copy of the call can be accessed through a link on the Company’s Web site at www.trans-globe.com.

TransGlobe’s annual report for 2007, including the full Management Discussion and Analysis, financial statements and notes will be available on SEDAR and EDGAR before March 31, 2008.

Our Annual and Special Meeting of Shareholders will be held on Wednesday, May 7, 2008 at the Calgary Petroleum Club, Viking Room, 319 – 5th Avenue SW, Calgary, Alberta, commencing at 3:00 p.m.

FORWARD-LOOKING STATEMENTS

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters

NON-GAAP MEASURES

This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than, “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties, operating expenses and current income taxes (paid through production sharing). Management believes that net operating income is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT (“Egypt”)

West Gharib (100% working interest, TransGlobe operated)

Acquisitions

On September 25, 2007, TransGlobe Petroleum International Inc.(“TGPI”), a wholly-owned subsidiary of TransGlobe Energy Corporation, acquired all of the shares of Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc. (“Drucker”) for US$59.0 million, plus working capital adjustments, as at July 1, 2007. Dublin and Drucker together hold a 70% working interest in the West Gharib Production Sharing Concession (“PSC”). TransGlobe assumed operatorship of the West Gharib Concession Agreement on September 25, 2007.

The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. Major oil and gas discoveries have been made in this prolific basin. To date, eight billion barrels of oil and five trillion cubic feet of gas have been discovered. The eight approved West Gharib development leases encompass 178 square kilometres (approximately 44,059 acres) and are valid for 20 years. One additional development lease at East Hoshia was subsequently approved by the Egyptian Petroleum Minister on January 31, 2008. Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin and a private company. The 25% financial interest is non-voting but otherwise is treated as a 25% participating interest partner.

On February 5, 2008, TGPI acquired all of the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for $40.2 million, plus working capital adjustments, as at September 30, 2007. GHP holds a 30% working interest in the West Gharib PSC.

With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib PSC, with an effective working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases.

Operations and Exploration
During the fourth quarter, the Company consolidated the TransGlobe Egypt and Dublin offices, hired Mr. Albert Gress as Country Manager in Egypt and expanded the Calgary head office technical team to focus on the West Gharib concession. Two wells were drilled during the fourth quarter resulting in a multizone oil well in the Hana lease and an exploration dry hole on the Hoshia lease. A new development oil well was drilled in the Hana lease subsequent to year end. The two new wells at Hana were placed on production in late February, increasing production by approximately 500 Bopd to TransGlobe. A development/appraisal well is currently drilling on the Hana field to assess a new zone.

The concession has two drilling rigs under long-term contracts. The larger, 1,500 hp rig has the depth capacity to drill all of the exploration and development prospects on the concession. TransGlobe plans to utilize this rig to drill continuously at a pace of eight to 12 wells per year, depending upon the depths drilled. The second, smaller drilling rig is capable of drilling shallow wells (up to 4,000 feet) and can be utilized when appropriate. The smaller rig is currently working for a non-owned concession on a farm-out basis, and will be available as required in 2008. The Company is finalizing a multi-year contract for a third drilling rig to accelerate the exploration and development program for the West Gharib area. Assuming the third rig commences operations in July 2008, 15 to 18 wells could be drilled in 2008 on the West Gharib leases.

Production
Production from West Gharib averaged 2,932 Bopd (1,594 Bopd to TransGlobe) during the fourth quarter of 2007, consistent with the expected 1,600 Bopd to TransGlobe at the time of the initial purchase of Dublin and Drucker. Production from West Gharib averaged 2,895 Bopd (1,636 Bopd to TransGlobe) in January and approximately 3,000 Bopd (2,550 Bopd to TransGlobe) in February with the acquisition of GHP’s 30% interest on February 5, 2008.

With the addition of the two new wells at Hana, it is expected that production will average approximately 3,400 Bopd (2,900 Bopd to TransGlobe) during March. This represents a 16% production increase in gross field production since the acquisition of the West Gharib assets in September 2007.

Quarterly West Gharib Production (Bopd)

	2007
	Q-4	Q-3*
Gross field production rate	2,932	218
TransGlobe working interest	1,594	118
TransGlobe net (after royalties)	971	73
TransGlobe net (after royalties and tax)**	714	51

* Production presented represents six days production averaged over the quarter.
**Under the terms of the West Gharib CSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1 (50% working interest, Operator)

Operations and Exploration
The successful identification of a 460-meter (1,500 foot) interval of mature source rocks in the shallower Cretaceous section of the Narmer #1 exploration well and the discovery of oil on a non-owned block by Dana Gas in the Cretaceous section of Al Baraka #1 on the west side of the Nile has encouraged the Company to continue with additional exploration drilling on the Nuqra Block.

The existing seismic data was remapped and several Cretaceous targets were identified on the Nuqra Block for a future drilling program. Currently, the Company is discussing rig-sharing possibilities with the adjacent operator to facilitate a potential 2008 drilling program. TransGlobe has significantly increased its operating presence in Egypt with the acquisition of the West Gharib concession which should facilitate cost-effective exploration in the Nuqra Block.

REPUBLIC OF YEMEN (“Yemen”)

YEMEN EAST – Masila Basin

Block 32 (13.81% working interest)

Operations and Exploration
Three wells were drilled during the fourth quarter resulting in a producing oil well at Godah and two exploration dry holes. The Godah development well was completed as a Qishn oil producer and placed on production at the end of December 2007 at an initial rate of approximately 750 Bopd.

Production
Production from Block 32 averaged 7,582 Bopd (1,047 Bopd to TransGlobe) during the fourth quarter of 2007. The Godah field contributed 2,215 Bopd during the quarter, with the balance coming from the Tasour field (5,367 Bopd). Production from Block 32 averaged approximately 7,475 Bopd (1,032 Bopd to TransGlobe) in January and February of 2008.

A six-inch gas pipeline connecting the Godah production facility to the Tasour central production facility (“CPF”) was constructed to supply associated gas production from the Godah pool to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas, resulting in lower operating costs. The gas project is expected to be operational in the second quarter of 2008.

Quarterly 2007 Block 32 Production (Bopd)
	Q-4	Q-3	Q-2	Q-1
Gross production rate	7,582	8,913	8,488	9,842
TransGlobe working interest	1,047	1,231	1,172	1,359
TransGlobe net (after royalties)	620	845	900	983
TransGlobe net (after royalties and tax)*	478	722	819	867

* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72 (33% working interest)

Operations and Exploration
A seismic acquisition program consisting of 410 km2 of 3-D and 98 km of 2-D seismic commenced in the fourth quarter of 2007. The acquisition program is expected to be completed by the end of the first quarter of 2008. An exploration well is expected to commence drilling in the second half of 2008 following the interpretation of the new seismic data. Two firm exploration wells are planned for 2008, plus one contingent well. The first exploration phase of Block 72 was extended 12 months to January 2009.

Block 84 (33% working interest)

Operations and Exploration
In December 2006, the Ministry of Oil and Minerals (“MOM”) selected the Joint Venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly-owned subsidiary of TransGlobe Energy Corporation. The Production Sharing Agreement is proceeding through the government approval and parliamentary ratification process, which is expected to be completed in 2008.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 Joint Venture group plans to carry out a 400 km2 3-D seismic acquisition program and drill four exploration wells during the first exploration period of 42 months.

YEMEN WEST – Marib Basin

Block S-1 (25% working interest)

Operations and Exploration
Gas injection has commenced in the western portion of the field to improve production performance and increase recoverable reserves. It has been proposed to the Ministry of Oil and Minerals (“MOM”) that natural gas from the An Naeem #1 well be used to augment this injection. The Block S-1 Joint Venture group is also considering possibilities for a gas sales agreement utilizing known deposits of gas on S-1. At present, TransGlobe has not booked the significant gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and proceed with development.

The operator is preparing tenders to support additional drilling and work-over/completion activities in Block S-1. The Joint Venture group approved a 2008 budget to work over and test existing wells at Osaylan, convert several vertical An Nagyah oil wells to short-radius horizontal producers, and drill several infill wells. The work-over program could commence in the second or third quarter of 2008 depending upon the work-over-rig availability. Drilling could commence in the third or fourth quarter of 2008, depending upon the availability of a drilling rig.

A combined 400 km² 3-D seismic program is planned for early 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75. The commencement of the seismic program is contingent upon the approval of the Block 75 PSA, which is currently before parliament.

Production
Production from Block S-1 averaged 10,767 Bopd (2,692 Bopd to TransGlobe) during the fourth quarter of 2007, representing an 8% increase from the third quarter which was impacted by scheduled and unscheduled plant shutdowns at the An Nagyah CPF. The new expanded CPF at An Nagyah became fully operational in the fourth quarter and is now capable of processing 20,000+ Bpd of oil production and associated gas production. The average production during January and February was 11,117 Bopd (2,779 Bopd to TransGlobe).

Quarterly 2007 Block S-1 Production (Bopd)

	Q-4	Q-3	Q-2	Q-1
Gross field production rate	10,768	9,924	11,167	10,132
TransGlobe working interest	2,692	2,481	2,792	2,533
TransGlobe net (after royalties)	1,469	1,418	1,577	1,471
TransGlobe net (after royalties and tax)*	1,153	1,162	1,264	1,198

* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75 (25% working interest)

Operations and Exploration
TG Holdings Yemen Inc., a wholly-owned subsidiary of TransGlobe Energy Corporation, holds a 25% working interest in Block 75. Occidental Petroleum Corporation (“Oxy”) is the operator of Block 75 with a 75% working interest. The PSA was signed with the MOM on March 31, 2007 and is now before the Yemen parliament for final approval and ratification. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months. The combined seismic program for Block 75 and S-1 is approximately 400 km². The timing of the 3-D seismic acquisition program and subsequent drilling is contingent upon receiving final approval and ratification of the Block 75 PSA.

CANADA

Divestitures
In December 2007, the Company announced the strategic decision to sell the Canadian division to fund and focus on growth opportunities in the Middle East North Africa (“MENA”) region. Subsequent to year-end, the Company retained Tristone Capital as financial advisor to divest the Canadian properties. In the current divestiture schedule, bids are due by March 13, 2008, with an anticipated closing date of late April/early May, subject to an acceptable price being achieved.

Operations and Exploration
The Company drilled two (0.7 net) gas wells and 10 (2.0 net) Horseshoe Canyon coalbed methane wells in the Thorsby and Morningside areas during the fourth quarter.

Production
Production averaged 1,504 Boepd during the fourth quarter of 2007, up 8% from the third quarter. The average production during January and February was approximately 1,492 Boepd.

Quarterly 2007 Canadian Production (Boepd)

	Q-4	Q-3	Q-2	Q-1
TransGlobe working interest	1,504	1,397	1,389	1,283
TransGlobe net (after royalties)	1,250	1,175	1,144	1,148

Management Strategy and Outlook for 2008

In 2008, TransGlobe’s strategy is to focus on expanding its international asset base. Historically, TransGlobe has experienced higher growth rates and a higher return on investment from its international properties. To enhance this trend, the Company will allocate all its capital and human resources to explore and develop its international properties and to increase its international asset base. Accordingly, management has decided to divest of the Canadian assets and re-deploy the capital into new international ventures.

2008 Outlook Highlights

  Production is expected to average between 6,900 and 7,100 Boepd, a 24% increase over 2007.
  Exploration and development spending is budgeted to be $58.6 million, a 40% increase over 2007 (allocated 60% to Egypt and 40% to Yemen).
  Based on price assumptions of $80.00/Bbl of Brent oil and C$7.00/Mcf of natural gas, cash flow from operations is expected to be between $53.0 million and $57.0 million.
  In February 2008, the Company acquired a further 30% interest in the West Gharib PSC for $40.2 million plus working capital adjustments. The acquisition added approximately 900 Bopd of production to the Company’s total output.
  In February 2008, the Company commenced the sale process for its Canadian assets, with an anticipated sale date early in the second quarter of 2008. Subject to a satisfactory price being achieved. The Company has engaged Tristone Capital as financial advisor.

2008 Production Outlook
The production forecast for 2008 is an average of between 6,900 and 7,100 Boepd, including the recent acquisition of an additional 900 Bopd of production in the West Gharib Production Sharing Concession (“PSC”). A number of projects are underway that are anticipated to increase oil production during 2008. The 2008 forecast incorporates the divestment at April 1, 2008 of TransGlobe’s Canadian production totalling approximately 1,400 Boepd. TransGlobe is planning to participate in a total of 28 exploration and development wells in Egypt and Yemen during the year. Also included in the forecast are anticipated production increases from development wells in West Gharib. However, the Company has not included any assumptions of production increases from any exploration success. The Company will update its 2008 forecast quarterly or upon completion of significant facilities and/or developments.

Production Forecast

	2008	2007	Change (*)
Barrels of oil equivalent per day	6,900-7,100	5,651	24

(*) % growth based on mid-point of guidance

2008 Cash Flow From Operations Outlook
This outlook was developed using the above production forecast, a dated Brent oil price of $80.00/Bbl and a natural gas price of C$7.00/Mcf.

2008 Cash Flow From Operations Outlook
($ million)	2008	2007	Change (*)

Cash flow from operations**	53.0 – 57.0	52.1	6%

(*) % growth based on mid-point of guidance.
(**) Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 24% year-over-year, cash flow is only increasing by 6% mainly as a result of higher interest charges resulting from an elevated debt level and lower average netbacks received from the West Gharib medium-gravity oil production.

Variations in production and commodity prices during 2008 could significantly change this outlook. An estimate of the price sensitivity on the production forecast is shown below. On average, for each dollar of change in dated Brent oil prices, TransGlobe’s annual cash flow changes by approximately $0.4 million. During January and February 2008, the dated Brent oil price averaged $93.52/Bbl, and the AECO price for natural gas averaged $7.23/Mcf.

2008 Capital Budget
($MM)	2008
Egypt	33.3
Yemen	23.8
Canada	1.5
Total	58.6

Total capital expenditures of $58.6 million will be applied to the drilling of up to 16 development wells in Egypt and up to 12 wells in Yemen, evenly divided into development wells and exploration wells. The Company attaches a significantly higher risk to the exploratory wells. The 2008 capital budget is expected to be funded from cash flow and working capital. The Company may use additional debt or equity financing in the future to accelerate existing projects or to finance new opportunities.

SUMMARY OF OPERATING AND FINANCIAL RESULTS

This summary of operating and financial results should be read in conjunction with the unaudited interim financial statements for the three and twelve months ended December 31, 2007 and 2006 and the audited financial statements and management’s discussion and analysis for the year ended December 31, 2006 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Selected Annual Information

($000s, except per-share, price and volume amounts and		%		%
% change)	2007	Change	2006	Change	2005
Average production volumes (Boepd)*	5,651	11	5,093	2	4,991
Average sales volumes (Boepd)*	5,692	12	5,077	2	4,959
Average price ($/Boe)	65.80	12	58.92	18	49.92

Oil and gas sales	136,709	25	109,190	21	90,350

Oil and gas sales, net of royalties and other	87,911	25	70,097	19	58,911

Cash flow from operations**	52,141	12	46,763	23	38,077
Cash flow from operations per share
- Basic	0.87		0.80		0.66
- Diluted	0.86		0.77		0.63

Net income	12,802	(51)	26,195	32	19,850
Net income per share
- Basic	0.21		0.45		0.34
- Diluted	0.21		0.43		0.33
Total assets	204,219	75	116,473	35	86,286

Long-term debt	51,958		-		-
Reserves***
Total Proved (MMBoe)	11.9	27	9.3	19	7.8
Total Proved plus Probable (MMBoe)	16.4	41	11.7	11	10.5

*	The differences in production and sales volumes result from inventory changes.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
***	Working interest before royalties.

Cash flow from operations increased by 12% in 2007 compared with 2006, mainly as a result of higher realized prices, larger production volumes in Canada, and from the September 2007 acquisition of Egyptian assets (the “Egypt Acquisition”), offset by higher royalties, operating costs and taxes paid.

2007 Variances
		$ Per Share	%
	$000s	Diluted	Variance
2006 Net Income	26,195	0.43
Cash items
Volume variance	14,772	0.24	56
Price variance	12,747	0.21	49
Royalties	(9,705)	(0.16)	(37)
Expenses:
Operating	(4,161)	(0.07)	(16)
Realized derivative gain (loss)	(881)	(0.01)	(3)
Cash general and administrative	(2,177)	(0.04)	(8)
Current income taxes	(3,501)	(0.06)	(13)
Realized foreign exchange gain (loss)	(17)	-	-
Settlement of asset retirement obligations	(149)	-	(1)
Interest on long-term debt	(1,450)	(0.02)	(6)
Other income	(100)	-	-
Total cash items variance	5,378	0.09	21
Non-cash items
Unrealized derivative gain (loss)	(7,015)	(0.12)	(27)
Depletion, depreciation and accretion	(12,231)	(0.19)	(47)
Future income taxes	218	-	1
Stock based compensation (non-cash)	82	-	-
Settlement of asset retirement obligations	149	-	1
Amortization of deferred financing costs	26	-	-
Total non-cash items variance	(18,771)	(0.31)	(72)
2007 Net Income	12,802	0.21	(51)

Net income for 2007 decreased 51% from 2006 mainly due to higher depletion, depreciation and accretion costs resulting from the write-down necessitated by two dry wells drilled in the Nuqra Block in Egypt; higher per-unit-of-production charges in Canada and Yemen; and a $7.1 million non-cash unrealized derivative loss on commodity contracts.

Business Environment

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials, and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates:

		%		%
	2007	Change	2006	Change	2005
Dated Brent average oil price ($/Bbl)	72.60	12	64.88	19	54.57
WTI average oil price ($/Bbl)	72.27	9	66.09	17	56.46
Edmonton Par average oil price (C$/Bbl)	77.06	5	73.30	6	69.29
AECO average gas price (C$/MMBtu)	6.45	(1)	6.51	(25)	8.73
U.S./Canadian Dollar year-end exchange rate	0.9913	(15)	1.1654	-	1.1630
U.S./Canadian Dollar average exchange rate	1.0740	(5)	1.1343	(6)	1.2114

World crude oil prices continued to increase significantly in 2007 with global demand for oil remaining very strong and outpacing supply increases. Also, geopolitical concerns, mainly in Iraq, Nigeria and Venezuela continued to affect supply uncertainties.

In 2007, TransGlobe sold approximately 95% of its crude oil at dated Brent minus the selling price differentials and the remaining 5% at the Edmonton Par price less quality differentials.

Demand for natural gas was relatively weak during the year, and natural gas prices remained relatively flat over 2006. In 2007, TransGlobe sold its natural gas at AECO Index-based pricing and fixed pricing.

SELECTED QUARTERLY INFORMATION
	2007				2006
($000s, except per share, price and
volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average production volumes (Boepd)*	6,837	5,227	5,353	5,175	5,475	4,952	4,915	5,026
Average sales volumes (Boepd)*	6,837	5,227	5,353	5,341	5,313	4,952	5,522	4,515
Average price ($/Boe)	75.83	67.04	63.68	53.58	55.30	61.88	62.17	55.93

Oil and gas sales	47,699	32,240	31,016	25,754	27,032	28,190	31,238	22,730

Oil and gas sales, net of royalties
and other	29,343	20,764	20,553	17,251	17,647	18,542	18,600	15,308

Cash flow from operations**	13,944	13,373	12,814	12,010	10,448	12,662	12,356	11,297
Cash flow from operations per share
- Basic	0.23	0.22	0.22	0.20	0.18	0.22	0.21	0.19
- Diluted	0.23	0.22	0.21	0.20	0.17	0.21	0.20	0.19

Net income	(719)	5,198	2,343	5,980	4,726	7,366	7,246	6,857
Net income per share
- Basic	(0.02)	0.09	0.04	0.10	0.08	0.13	0.12	0.12
- Diluted	(0.01)	0.08	0.04	0.10	0.08	0.12	0.12	0.11

*	The differences in production and sales volumes result from inventory changes.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Net income decreased 114% in the fourth quarter of 2007 compared with the prior quarter mainly as a result of an unrealized derivative loss on commodity contracts of $7.1 million ($0.12 per diluted share).

Comparing the second quarter of 2007 with the first quarter of that year, net income decreased 61% due to the write-off in the second quarter of Egypt capital related to the costs of drilling two dry holes at Nuqra ($0.06 per diluted share).

Fourth Quarter Financial Results

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties and Other

		Three Months Ended		Twelve Months Ended
		December 31		December 31
		2007	2006	2007	2006
Egypt - Oil sales*	Bopd	1,594	-	432	-
Yemen - Block 32	Bopd	1,047	1,756	1,202	1,429
- Block S-1	Bopd	2,692	2,452	2,624	2,617
Yemen - Oil sales	Bopd	3,739	4,208	3,826	4,046
Canada - Oil and liquids	Bopd	378	409	402	331
- Gas sales	Mcfpd	6,756	4,176	6,193	4,204
Canada	Boepd	1,504	1,105	1,434	1,031
Total Company – daily sales volumes	Boepd	6,837	5,313	5,692	5,077

*

Egypt operating results for the twelve months ended December 31, 2007 represent the period of September 25, 2007 to December 31, 2007. In that period, production averaged 1,607 Bopd for a yearly average of 432 Bopd.

In Egypt, oil sales amounted to 1,594 Bopd in Q4-2007 as a result of the acquisition of Dublin and Drucker on September 25, 2007.

In Yemen, sales volumes decreased 11% in Q4-2007 to 3,739 Bopd from 4,208 Bopd in Q4-2006. Block 32 production averaged 1,047 Bopd during Q4-2007 compared with 1,756 Bopd during Q4-2006; this drop in production is a result of natural declines in the mature Tasour field. Block S-1 production averaged 2,692 Bopd in Q4-2007 compared with 2,452 Bopd in Q4-2006.

In Canada, sales volumes increased 36% in Q4-2007 to 1,504 Boepd from 1,105 Boepd in Q4-2006 (production grew by 19% to 1,504 Boepd).

Consolidated Net Operating Results

	Consolidated
	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	136,709	65.80	109,190	58.92
Royalties and other	48,798	23.49	39,093	21.09
Current income taxes	12,630	6.08	9,129	4.93
Operating expenses	15,268	7.35	11,107	5.99
Net operating income	60,013	28.88	49,861	26.91

	Consolidated
	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	47,699	75.83	27,032	55.30
Royalties and other	18,365	29.18	9,385	19.20
Current taxes	5,306	8.43	2,511	5.14
Operating expenses	5,326	8.47	3,719	7.61
Net operating income	18,711	29.75	11,417	23.35

Segmented Net Operating Results
In 2007 the Company operated in three geographic areas, segmented into Egypt, Yemen and Canada. The following will discuss each segment separately.

Egypt
	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	10,731	68.13	-	-
Royalties and other	4,202	26.67	-	-
Current income tax	1,735	11.02	-	-
Operating expenses	722	4.59	-	-
Net operating income	4,072	25.85	-	-

	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	10,114	68.97	-	-
Royalties and other	3,964	27.03	-	-
Current taxes	1,622	11.06	-	-
Operating expenses	697	4.75	-	-
Net operating income	3,831	26.13	-	-

Yemen

	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	101,440	72.64	93,189	63.10
Royalties and other	40,341	28.89	36,353	24.62
Current income tax	10,895	7.80	9,129	6.18
Operating expenses	10,334	7.40	8,108	5.49
Net operating income	39,870	28.55	39,599	26.81

	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	30,674	89.18	22,550	58.25
Royalties and other	13,224	38.45	8,565	22.12
Current taxes	3,683	10.71	2,511	6.49
Operating expenses	3,497	10.17	2,856	7.38
Net operating income	10,270	29.85	8,618	22.26

In Yemen, operating costs increased 22% on a per-barrel basis from Q4-2006.

Canada
	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	5,147	66.82	3,178	58.45
Gas sales ($ per Mcf)	15,018	6.64	9,478	6.18
NGL sales	3,954	56.49	3,266	49.24
Other sales	419	-	79	-
	24,538	46.85	16,001	42.51
Royalties and other	4,255	8.12	2,740	7.28
Operating expenses	4,212	8.04	2,999	7.97
Net operating income	16,071	30.69	10,262	27.26

	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,464	82.23	1,004	52.83
Gas sales ($ per Mcf)	4,168	6.71	2,631	6.85
NGL sales	1,196	70.30	827	44.38
Other sales	83	-	19	-
	6,911	49.93	4,481	44.09
Royalties and other	1,168	8.44	819	8.07
Operating expense	1,133	8.18	863	8.49
Net operating income	4,610	33.31	2,799	27.53

In Canada, revenue net of royalties and other in Q4-2007 increased 57% compared with Q4-2006 due to a 36% increase in sales volumes.

COMMODITY CONTRACTS

TransGlobe uses financial derivatives as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair valued these financial derivative contracts. As at December 31, 2007, the estimated fair value of these contracts is a liability of $7.1 million, which results in an unrealized loss of $7.1 million being recorded to the income statement for the year ended December 31, 2007 (2006 - $0.1 million). The estimated fair market value at December 31, 2007 was based on a dated Brent oil price of $96.02/Bbl.

The Company has entered into the following financial derivative contracts:

Period	Volume	Type	Dated Brent Pricing
Put - Call
Crude Oil
May 1, 2007-December 31, 2007	15,000 Bbls/month	Financial Collar	$57.50-$79.80
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

Natural Gas
April 1, 2007-October 31, 2007	2,500 GJ/day	Physical fiscal	C$6.97

The total volumes hedged per year are listed below:

	2008	2009	2010
Bbls	323,000	221,000	96,000
Bopd	885	605	263

General and administrative expense

	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
($000s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	7,971	3.84	5,914	3.19
Stock-based compensation	1,086	0.52	1,168	0.63
Capitalized G&A	(1,947)	(0.94)	(1,999)	(1.08)
Overhead recoveries	(367)	(0.18)	(409)	(0.22)
G&A (net)	6,743	3.24	4,674	2.52

	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	3,516	5.59	1,696	3.47
Stock-based compensation	201	0.32	256	0.52
Capitalized G&A	(781)	(1.24)	(430)	(0.88)
Overhead recoveries	(174)	(0.28)	(132)	(0.27)
G&A (net)	2,762	4.39	1,390	2.84

The increased expenses relate to higher fees caused by increased staffing levels and compliance requirements (Sarbanes-Oxley).

Depletion, depreciation and accretion expense
	Twelve Months Ended		Twelve Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Egypt	3,144	19.96	37	-
Write-off of dryhole costs (Nuqra Block)	4,111	-	-	-
Yemen	12,157	8.71	11,623	7.87
Canada	11,760	22.45	7,281	19.34
	31,172	12.40	18,941	10.22

	Three Months Ended		Three Months Ended
	December 31, 2007		December 31, 2006
($000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Egypt	2,926	19.95	12	-
Yemen	2,613	7.60	3,285	8.49
Canada	3,084	22.28	2,073	20.39
	8,623	13.71	5,370	10.99

Depletion, depreciation and accretion increased in Q4-2007 compared with Q4-2006 due to depletion, depreciation and accretion charges on new production from the West Gharib PSC in Egypt.

Income taxes

($000s)	2007	2006
Current income tax - Egypt	1,735	-
- Yemen	10,895	9,129
	12,630	9,129
Future income tax - Canada	45	263
	12,675	9,392

Current income tax expense in 2007 represents income taxes incurred and paid under the laws of Egypt pursuant to the West Gharib PSC and Yemen pursuant to the PSAs on Block 32 and Block S-1. The increase in Egypt is the result of the addition of the West Gharib concession in 2007. The income tax in Egypt as a percent of Egypt revenue was 16% in 2007. The year-over-year increase in Yemen is primarily the result of higher revenue from that country. The income tax expense in Yemen as a percent of Yemen revenue was 11% in 2007 and 10% in 2006. No income tax was paid in Canada in 2007. At December 31, 2007, the Company has C$54 million in Canadian tax pools.

The future income expense relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse.

FINDING AND DEVELOPMENT COSTS AND FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101 (“NI 51-101”), Standards of Disclosure for Oil and Gas Activities, specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserve and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserve replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

Proved
($000s, except volumes and per Boe amounts)	2007	2006	2005
Total capital expenditure	37,015	51,555	32,654
Acquisitions (including goodwill and future capital)	62,821	-	-
Net change from previous year’s future capital	(2,467)	(1,154)	8,418
	97,369	50,401	41,072
Reserve additions and revisions (MBoe)
Exploration and development	1,634	3,371	2,987
Acquisitions	2,953	-	-
Total reserve additions (Mboe)	4,587	3,371	2,987

Average cost per Boe
F&D	21.14	14.95	13.75
FD&A	21.23	14.95	13.75

Three-year average cost per Boe
F&D	15.77	11.85	9.57
FD&A	17.25	11.85	9.57

Proved Plus Probable
($000s, except volumes and per Boe amounts)	2007	2006	2005
Total capital expenditure	37,015	51,555	32,654
Acquisitions (including goodwill and future capital)	68,716	-	-
Net change from previous year’s future capital	(6,587)	3,943	9,449
	99,144	55,498	42,103
Reserve additions and revisions (MBoe)
Exploration and development	1,537	3,025	1,879
Acquisitions	5,264	-	-
Total reserve additions (MBoe)	6,801	3,025	1,879

Average cost per Boe
F&D	19.79	18.35	22.41
FD&A	14.58	18.35	22.41

Three-year average cost per Boe
F&D	19.88	12.83	8.19
FD&A	16.81	12.83	8.19

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three
Proved	Year
	Average	2007	2006	2005
Netback ($/Boe)	23.86	25.10	25.23	21.04
Proved F&D costs ($/Boe)	15.77	21.14	14.95	13.75
Proved FD&A costs ($/Boe)	17.25	21.23	14.95	13.75
F&D Recycle ratio	1.51	1.19	1.69	1.53
FD&A Recycle ratio	1.38	1.18	1.69	1.53

	Three
Proved Plus Probable	Year
	Average	2007	2006	2005
Netback ($/Boe)	23.86	25.10	25.23	21.04
Proved plus Probable F&D costs ($/Boe)	19.88	19.79	18.35	22.41
Proved plus Probable FD&A costs ($/Boe)	16.81	14.58	18.35	22.41
F&D Recycle ratio	1.20	1.27	1.38	0.94
FD&A Recycle ratio	1.42	1.72	1.38	0.94

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a Boe basis. Netback is defined as net sales less operating, general and administrative (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

($000s, except volumes and per Boe amounts)	2007	2006	2005
Net income	12,802	26,195	19,850
Adjustments for non-cash items:
Depletion, depreciation and accretion	31,172	18,941	16,990
Stock-based compensation	1,086	1,168	723
Future income taxes	45	263	471
Amortization of deferred financing costs	153	179	291
Unrealized loss (gain) on commodity contracts	7,098	83	(83)
Settlement of asset retirement obligations	(215)	(66)	(165)
Netback	52,141	46,763	38,077
Sales volumes (Boe)	2,078	1,853	1,810
Netback per Boe	25.10	25.23	21.04

Liquidity and Capital Resources
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2007 and 2006:

Sources and Uses of Cash

($000s)	2007	2006
Cash sourced
Cash flow from operations*	52,141	46,763
Increase in long-term debt	63,000	-
Exercise of options	605	297
Other	218	-
	115,964	47,060
Cash used
Exploration and development expenditures	37,015	51,555
Bank financing costs	1,097	-
Acquisition of private companies	68,001	-
Repayment of long-term debt	5,000	-
Purchase of common shares	472	-
Other	-	545
	111,585	52,100
Net cash	4,379	(5,040)
Increase in non-cash working capital	(486)	1,655
Change in cash and cash equivalents	3,893	(3,385)
Cash and cash equivalents – beginning of year	8,836	12,221
Cash and cash equivalents – end of year	12,729	8,836

*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the Egypt Acquisition in the third quarter of 2007 was provided by cash flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2007 the Company had working capital of $5.5 million (2006 - $4.4 million). Accounts receivable grew primarily as a result of the Egypt Acquisition. Accounts payable remained consistent: lower drilling activity in Yemen and Canada was offset by the addition of acquired accounts payable added to the Company’s balance sheet with the Egypt Acquisition.

During the year, the Company increased its borrowing base from $25.0 million to $50.0 million under the Revolving Credit Agreement and established a new Term Loan of $13.0 million. At December 31, the Revolving Credit Agreement was fully drawn and $8.0 million was drawn against the Term Loan.

($000s)	December 31,	December 31,
	2007	2006
Revolving Credit Agreement	50,000	-
Term Loan Agreement	8,000	-
	58,000	-
Unamortized transaction costs	(1,315)	-
	56,685	-
		-
Current portion of long-term debt	4,727	-
Long-term debt	51,958	-

The Company expects to fund its approved 2008 exploration and development program of $58.6 million through the use of working capital and cash flow. The use of additional debt or equity financing during 2008 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Subsequent to year-end, the Company increased its Term Loan of $8.0 million to $48.0 million. The Company plans to repay a portion of the long-term debt with any proceeds resulting from the disposition of the Canadian assets in 2008.

Consolidated Statements of Income and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2007	2006	2007	2006

REVENUE
Oil and gas sales, net of royalties and other	$29,343	$17,647	$87,911	$70,097
Derivative (loss) gain on commodity contracts (Note 11)	(6,792)	2	(7,979)	(83)
Other income	109	75	183	283
	22,660	17,724	80,115	70,297

EXPENSES
Operating	5,326	3,719	15,268	11,107
General and administrative	2,762	1,390	6,743	4,674
Interest on long-term debt	1,358	-	1,450	-
Foreign exchange loss (gain)	18	(54)	5	(12)
Depletion, depreciation and accretion	8,623	5,370	31,172	18,941
	18,087	10,425	54,638	34,710

Income before income taxes	4,573	7,299	25,477	35,587

Income taxes - current	5,305	2,511	12,630	9,129
- future	(13)	62	45	263
	5,292	2,573	12,675	9,392

NET (LOSS) INCOME	(719)	4,726	12,802	26,195

Purchase of common shares (Note 7b)	-	-	(375)	-
Retained earnings, beginning of period	58,506	40,634	45,360	19,165

RETAINED EARNINGS, END OF PERIOD	$57,787	$45,360	$57,787	$45,360

Net (loss) income per share (Note 9)
Basic	$(0.02)	$0.08	$0.21	$0.45
Diluted	$(0.01)	$0.08	$0.21	$0.43

Consolidated Statements of Comprehensive Income

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2007	2006	2007	2006

Net (loss) income	$(719)	$4,726	$12,802	$26,195
Other comprehensive income:
Foreign currency translation adjustment	3,998	(54)	8,554	(430)
COMPREHENSIVE INCOME	$3,279	$4,672	$21,356	$25,765

See accompanying notes.

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	December 31, 2007	December 31, 2006

ASSETS
Current
Cash and cash equivalents	$12,729	$8,836
Accounts receivable	17,902	7,742
Product inventory	-	508
Prepaid expenses	1,126	782
	31,757	17,868

Property and equipment (Note 4 & 10)	166,286	96,608
Future income tax asset	1,863	1,626
Deferred financing costs (Note 5)	-	371
Goodwill (Note 3)	4,313	-

	$204,219	$116,473

LIABILITIES
Current
Accounts payable and accrued liabilities	$14,438	$13,507
Derivative commodity contracts (Note 11)	7,098	-
Current portion of long-term debt	4,727	-
	26,263	13,507

Long-term debt (Note 5)	51,958	-
Asset retirement obligations (Note 6)	2,755	2,171
	80,976	15,678

Commitments and contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Share capital (Note 7b)	50,128	49,360
Contributed surplus (Note 7d)	3,562	2,863
Accumulated other comprehensive income (Notes 2 & 8)	11,766	3,212
Retained earnings	57,787	45,360
	123,243	100,795

	$204,219	$116,473

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands U.S. Dollars)

	Three Months		Twelve Months
	Ended December 31		Ended December 31
	2007	2006	2007	2006

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$(719)	$4,726	$12,802	$26,195
Adjustments for items not affecting cash:
Depletion, depreciation and accretion	8,623	5,370	31,172	18,941
Stock-based compensation (Note 7d)	201	256	1,086	1,168
Future income taxes	(13)	62	45	263
Amortization of deferred financing costs	40	36	153	179
Unrealized derivative loss (gain) on commodity contracts (Note	5,911	(2)	7,098	83
11)
Settlement of asset retirement obligations	(99)	-	(215)	(66)
Changes in non-cash working capital, net of the effect of	8,839	2,275	1,477	620
acquisitions
	22,783	12,723	53,618	47,383

FINANCING
Increase in long-term debt	-	-	63,000	-
Repayment of long-term debt	(5,000)	-	(5,000)	-
Deferred financing costs	249	-	(1,097)	(438)
Issue of common shares for cash	-	88	605	297
Purchase of common shares	-	-	(472)	-
Changes in non-cash working capital	(211)	(169)	-	-
	(4,962)	(81)	57,036	(141)

INVESTING
Exploration and development expenditures	(10,546)	(15,717)	(37,015)	(51,555)
Acquisition (Note 3)	29	-	(68,001)	-
Changes in non-cash working capital	(5,111)	2,266	(1,963)	1,035
	(15,628)	(13,451)	(106,979)	(50,520)

Effect of exchange rate changes on cash and cash equivalents	(10)	(39)	218	(107)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,182	(848)	3,893	(3,385)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	10,547	9,684	8,836	12,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,729	$8,836	$12,729	$8,836

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$1,384	$-	$1,384	$-
Cash taxes paid	5,305	2,511	12,630	9,129
Cash and cash equivalents is comprised of cash on hand and balance
with banks	$12,729	$8,836	$12,729	$8,836

See accompanying notes.

22

Notes to the Consolidated Financial Statements

(Unaudited – Expressed in U.S. Dollars)
All tabular amounts are expressed in thousands of U.S. Dollars

1.	BASIS OF PRESENTATION

The interim Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”) for the three and months ended December 31, 2007 and 2006 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited Consolidated Financial Statements as at and for the year ended December 31, 2006, except as outlined in Note 2. These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2006. In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Comprehensive Income, Hedges and Equity

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861,

Financial Instruments Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective-interest-rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments is the same at inception and at December 31, 2007. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income, and the Company has maintained its policy not to use hedge accounting. The Company elected January 1, 2003 as the transition date for embedded derivatives.

Carrying value and fair value of financial assets and liabilities as at December 31, 2007 are summarized as follows:

Classification (000s)	Carrying Value	Fair Value
Held-for-trading	$5,631	$5,631
Loans and receivables	17,902	17,902
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	70,880	72,195

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. Therefore, the Company has restated prior periods to include cumulative translation adjustment on self-sustaining operations as Other Comprehensive Income.

Section 3251, Equity, which replaces Section 3250, Surplus, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Variable Interest Entities

Effective January 1, 2007, the Company adopted EIC 163, Determining the variability to be considered in applying AcG-15 (Variable Interest Entities). The EIC provides guidance on those arrangements where application of either the cash flow method or the fair value method does not result in a clear determination as to whether those arrangements are variable interests or creators of variability. The Committee reached a consensus that variability to be considered should be based on the design of the entity as determined through analyzing the nature of the risks in the entity and the purpose for which the entity was created, as well as the variability (created by the risks) the entity is designed to create and pass along to its interest holders. The adoption of EIC 163 had no effect on the Company’s Consolidated Financial Statements.

Recent accounting pronouncements

Capital Disclosures

The Accounting Standards Board (AcSB) issued Canadian Institute of Chartered Accountants (CICA) Section 1535, Capital Disclosures. The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements are effective for annual and interim periods beginning on or after October 1, 2007, and, upon adoption, are not expected to materially impact the Consolidated Financial Statements.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentations, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Goodwill and intangible assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its Consolidated Financial Statements.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008, the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards will replace Canada’s current Generally Accepted Accounting Principles (“GAAP”) for all publicly accountable profit-oriented enterprises. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

3.	BUSINESS COMBINATION

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67.7 million. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63.0 million.

The acquisition has been accounted for using the purchase method and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition (000s)
Cash paid, net of cash acquired	$67,684
Transactions costs	317
$68,001

Allocation of purchase price (000s)
Property and equipment	$54,823
Goodwill	4,313
Working capital, net of cash acquired	8,865
$68,001

In December 2007, TransGlobe adjusted its estimate of acquisition costs and settlement of the post-closing adjustments relating to the acquisition. This resulted in a decrease to goodwill of $0.2 million.

4.	PROPERTY AND EQUIPMENT

Egypt

(000s)	2007	2006
Oil and gas properties	$68,460	$7,683
Furniture and fixtures	1,144	199
Accumulated depreciation	(3,177)	(43)
Write-off of dry hole costs	(4,111)	-
	$62,316	$7,839

During the year, the Company acquired all of the shares of Dublin and Drucker who together hold a 70% working interest in the West Gharib Production Sharing Concession (“PSC”). TransGlobe has assumed operatorship of the West Gharib Concession Agreement. The eight approved West Gharib development leases are valid for 20 years, expiring between 2019 and 2026. One additional development lease at East Hoshia was subsequently approved by EGPC in early 2008. Eight of the nine development leases (excluding the Hana development lease) are encumbered with a 25% financial interest through an investment agreement between Dublin and a private company. The 25% financial interest is non-voting but otherwise is treated as a 25% participating interest partner.

The Contractor is in the first three-year extension period of the Nuqra Concession Agreement which expires in July 2009. One additional extension period of three years is available to the Contractor at its option.

The Company capitalized general and administrative costs relating to exploration and development activities of $0.8 million (2006 - $1.1 million). The remaining costs related to drilling preparation and geological and geophysical activity. Unproven property costs in the amount of $13.3 million of which $4.1 million of dry hole costs were considered impaired during the year and written off to depletion, depreciation and accretion, leaving $9.2 million in 2007 (2006 - $7.7 million) of unproven property costs that were excluded from costs subject to depletion and depreciation.

Yemen
(000s)	2007	2006

Oil and gas properties
- Block S-1	$63,909	$54,410
- Block 32	40,449	34,060
- Block 72	5,301	2,373
- Block 75	571	250
- Block 84	41	15
- Other	129	96
Accumulated depletion and depreciation	(57,237)	(45,080)
	$53,163	$46,124

The Company has working interests in five blocks in Yemen: Block 32, Block S-1, Block 72, Block 75 and Block 84. The Block 32 (13.81087%) Production Sharing Agreement (“PSA”) continues to 2020, with provision for a five year extension. The Block S-1 (25%) PSA continues to 2023, with provision for a five year extension. The Contractor (Joint Venture Partners) is in the first exploration period of the Block 72 (33%) PSA which has been extended to January 2009, at which time the Contractor can elect to proceed to the second exploration period. The Block 84 (33%) and Block 75 (25%) PSAs are in the ratification process with the Republic of Yemen.

During the year the Company capitalized overhead costs relating to exploration and development activities of $0.7 million (2006 - $0.4 million). Unproven property costs in the amount of $5.0 million in 2007 ($2.6 million in 2006) were excluded in the costs subject to depletion and depreciation representing some of the costs incurred at Block 72, Block 75 and Block 84.

Canada
(000s)	2007	2006
Oil and gas properties	$80,570	$57,624
Furniture and fixtures	1,260	1,004
Accumulated depletion and depreciation	(31,023)	(15,983)
	$50,807	$42,645

During the year the Company capitalized overhead costs relating to exploration and development activities of $0.5 million (2006 - $0.5 million). Unproven property costs in the amount of $3.9 million in 2007 (2006 - $nil) were excluded in the costs subject to depletion and depreciation.

Ceiling Test

An impairment test calculation was performed on property and equipment at December 31, 2007 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceed the carrying amount of oil and gas property and equipment for each cost centre.

The following table outlines prices used in the impairment test at December 31, 2007:

		Oil		Gas	Condensate
Year	Egypt	Yemen	Canada	Canada	Canada
2008	$64.86	$88.12	$83.25	$7.34	$92.81
2009	62.29	84.80	80.62	8.04	87.41
2010	61.08	83.23	78.94	7.93	85.47
2011	59.93	81.83	77.30	7.89	83.64
2012	59.53	81.30	76.58	7.99	83.01
Thereafter(1)	2%	2%	2%	2%	2%

(1) Percentage change represents the increase in each year after 2012 to the end of the reserve life.

5.	LONG-TERM DEBT

(000s)	2007	2006
Revolving Credit Agreement	$50,000	$-
Term Loan Agreement	8,000	-
	58,000	-
Unamortized transaction costs	(1,315)	-
	56,685	-

Current portion of long-term debt	4,727	-
	$51,958	$-

In September 2007, the Company increased its initial borrowing base of $25.0 million to $50.0 million under the Revolving Credit Agreement and established a new Term Loan Agreement of $13.0 million, which both expire on September 19, 2010. Both borrowing facilities are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement and the Term Loan Agreement bear interest at the Eurodollar Rate plus three percent and plus six percent, respectively. The Company incurred fees of $1.1 million to establish the long-term debt and reclassified previously unamortized financing costs in the amount of $0.3 million.

The future debt payments on long-term debt, as of December 31, 2007, are as follows:

(000s)
2008	$4,727
2009	$3,273
2010	$50,000

6.	ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

(000s)	2007	2006
Asset retirement obligations, beginning of year	$2,171	$1,503
Liabilities incurred	238	632
Liabilities settled	(215)	(66)
Accretion	164	124
Foreign exchange loss (gain)	397	(22)
Asset retirement obligations, end of year	$2,755	$2,171

At December 31, 2007, the estimated total undiscounted amount required to settle the asset retirement obligations was $3.6 million (2006 - $3.0 million). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 9 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

7.	SHARE CAPITAL

a)	Authorized

The Company is authorized to issue an unlimited number of common shares with no par value.

b)	Issued

	2007		2006
	No. of		No. of
(000s)	Shares	Amount	Shares	Amount
Balance, beginning of year	58,883	$49,360	58,473	$48,922
Stock options exercised (c)	860	605	410	297
Stock based compensation on exercise	-	260	-	141
Purchase of common shares	(116)	(97)	-	-
Balance, end of year	59,627	$50,128	58,883	$49,360

During the year ended December 31, 2007, TransGlobe repurchased 115,900 common shares of the Company pursuant to a Normal Course Issuer B id (“NCIB”) for a total of $0.5 million. The cost to repurchase common shares in excess of their average book value has been charged to retained earnings.

c)	Stock Options

The Company adopted a stock option plan in May 2007 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,888,300 common shares. All incentive stock options granted under the Plan have a per-share exercise price not less than the trading market value of the common shares at the date of grant. Stock options granted prior to February 1, 2005 vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. Effective February 1, 2005; all new grants of stock options vest one-third on each of the first, second and third anniversaries of the grant date.

The following tables summarize information about the stock options outstanding and exercisable at December 31, 2007:

	2007		2006
	Number	Weighted-	Number	Weighted-Average
	of	Average	of	Exercise Price
(000s except per-share amounts)	Options	Exercise Price	Options
Options outstanding at beginning of year	3,110	$3.12	3,361	$2.76
Granted	1,091	$4.44	297	$4.60
Exercised	(860)	$0.53	(410)	$0.63
Forfeited	(405)	$5.01	(138)	$4.85
Options outstanding
at end of year	2,936	$4.11	3,110	$3.12
Options exercisable
at end of year	`1,602	$3.69	2,143	$2.20

	Options Outstanding			Options Exercisable
	Number	Weighted-			Weighted-
	Out-	Average		Number	Average
	standing	Remaining	Weighted-	Exercisable	Remaining	Weighted-
	at Dec. 31,	Contractual	Average	at Dec. 31,	Contractual	Average
	2007	Life	Exercise	2007	Life	Exercise
Exercise Prices	(000s)	(Years)	Price	(000s)	(Years)	Price
C$0.63	20	0.5	C$0.63	20	0.5	C$0.63
C$3.26-C$4.91	1,647	2.7	C$3.82	875	1.2	C$3.32
C$6.03-C$7.74	975	2.8	C$6.20	667	2.8	C$6.20
C$5.19-C$5.31	294	4.5	C$5.24	-	-	-
	2,936	2.9	C$4.73	1,562	1.9	C$4.51

d)	Stock-based Compensation

Compensation expense of $1.1 million has been recorded in general and administrative expenses in the Consolidated Statements of Income and Retained Earnings in 2007 (2006- $1.2 million). The fair value of all common stock options granted is estimated on the date of grant using the lattice-based binomial option pricing model. The weighted average fair value of options granted during the year and the assumptions used in their determination are as noted below:

	2007	2006
Weighted average fair market value
per option (C$)	$1.94	$2.23
Risk free interest rate (%)	4.60	4.09
Expected lives (years)	5.00	5.00
Expected volatility (%)	45.92	48.79
Dividend per share	0.00	0.00
Early exercise (Year 1/Year 2/Year
3/Year 4/Year 5)	0%/10%/20%/30%/40%	0%/10%/20%/30%/40%

During the year, employees exercised 860,000 stock options. In accordance with Canadian generally accepted accounting principles, the fair value related to these options was $0.3 million at time of grant and has been transferred from contributed surplus to common shares.

(000s)	2007	2006
Contributed surplus, beginning of year	$2,863	$1,908
Stock-based compensation expense	959	1,096
Transfer of stock-based compensation expense to common
shares related to stock options exercised	(260)	(141)
Contributed surplus, end of year	$3,562	$2,863

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The balance of accumulated other comprehensive income consists of the following:

	Year Ended	Year Ended
(000s)	December 30, 2007	December 31, 2006
Accumulated other comprehensive income, beginning of year	$3,212	$3,642
Other comprehensive income:
Foreign currency translation adjustment	8,554	(430)
Accumulated other comprehensive income, end of year	$11,766	$3,212

9.	NET INCOME PER SHARE

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months Ended		Twelve Months
	Dec. 31		Ended Dec. 31
(000s)	2007	2006	2007	2006
Weighted average number of shares outstanding	59,627	58,764	59,595	58,663
Shares issuable pursuant to stock options	1,723	2,599	1,941	2,662
Shares to be purchased from proceeds of stock options
under treasury stock method	(822)	(844)	(1,011)	(763)
Weighted average number of diluted shares outstanding	60,528	60,524	60,525	60,562

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the year ended December 31, 2007, the Company excluded 2,187,000 options (2006 – 1,109,000) because their exercise price was greater than the annual average common share market price in this period.

10.	SEGMENTED INFORMATION

In 2007, the Company had oil and natural gas production in three geographic segments: Egypt, Yemen and Canada.

The results of operations for the year ended December 31, 2007 and December 31, 2006 are comprised of the following:

Three Months ended December 31
(000s)	Egypt		Yemen		Canada		Total
	2007	2006	2007	2006	2007	2006	2007	2006
Oil and gas sales, net of
royalties and other	$6,149	$-	$17,451	$13,985	$5,743	$3,662	$29,343	$17,647
Other income	50	-	31	50	17	9	98	59
	6,199	-	17,482	14,035	5,760	3,671	29,441	17,706
Segmented expenses
Operating expenses	697	-	3,496	2,856	1,133	863	5,326	3,719
Depletion, depreciation
and accretion	2,926	12	2,613	3,285	3,084	2,073	8,623	5,370
Income taxes	1,622	-	3,683	2,511	(13)	62	5,292	2,573
Total segmented expenses	5,245	12	9,792	8,652	4,204	2,998	19,241	11,662
Segmented income	$954	$(12)	$7,690	$5,383	$1,556	$673	10,200	6,044

Non-segmented expenses
Derivative loss (gain) on
commodity contracts (Note							6,792	(2)
11)
General and administrative							2,762	1,390
Interest on long-term debt							1,358	-
Foreign exchange loss (gain)							18	(54)
Other income							(11)	(16)
Total non-segmented expenses							10,919	1,318

Net (loss) income							$(719)	$4,726

Capital expenditures	$3,167	$1,120	$4,606	$10,418	$2,773	$4,179	$10,546	$15,717
Acquisition	-	-	-	-	-	-	(29)	-
	$3,167	$1,120	$4,606	$10,418	$2,773	$4,179	$10,517	$15,717

Property and equipment	$62,316	$7,839	$53,163	$46,124	$50,807	$42,645	$166,286	$96,608
Goodwill	4,313	-	-	-	-	-	4,313	-
Other	13,464	357	5,906	7,453	8,765	7,584	28,135	15,394
Segmented assets	$80,093	$8,196	$59,069	$53,577	$59,572	$50,229	198,734	112,002
Non-segmented assets							5,485	4,471
Total assets							$204,219	$116,473

Twelve Months ended December 31
(000s)	Egypt		Yemen		Canada		Total
	2007	2006	2007	2006	2007	2006	2007	2006
Oil and gas sales, net of
royalties and other	$6,529	$-	$61,099	$56,836	$20,283	$13,261	$87,911	$70,097
Other income	61	-	39	210	45	39	145	249
	6,590	-	61,138	57,046	20,328	13,300	88,056	70,346
Segmented expenses
Operating expenses	722	-	10,334	8,108	4,212	2,999	15,268	11,107
Depletion, depreciation
and accretion	7,255	37	12,157	11,623	11,760	7,281	31,172	18,941
Income taxes	1,735	-	10,895	9,129	45	263	12,675	9,392
Total segmented expenses	9,712	37	33,386	28,860	16,017	10,543	59,115	39,440
Segmented income	$(3,122)	$(37)	$27,752	$28,186	$4,311	$2,757	28,941	30,906

Non-segmented expenses
Derivative loss on
commodity contracts (Note 11)							7,979	83
General and administrative							6,743	4,674
Interest on long-term debt							1,450	-
Foreign exchange loss (gain)							5	(12)
Other income							(38)	(34)
Total non-segmented expenses							16,139	4,711

Net income							$12,802	$26,195

Capital expenditures	$6,904	$5,365	$18,437	$26,585	$11,674	$19,605	$37,015	$51,555
Acquisition	-	-	-	-	-	-	68,001	-
	$6,904	$5,365	$18,437	$26,585	$11,674	$19,605	$105,016	$51,555

Property and equipment	$62,316	$7,839	$53,163	$46,124	$50,807	$42,645	$166,286	$96,608
Goodwill	4,313	-	-	-	-	-	4,313	-
Other	13,464	357	5,906	7,453	8,765	7,584	28,135	15,394
Segmented assets	$80,093	$8,196	$59,069	$53,577	$59,572	$50,229	198,734	112,002
Non-segmented assets							5,485	4,471
Total assets							$204,219	$116,473

11.	COMMITMENTS AND CONTINGENCIES

The Company is committed to office and equipment leases over the next five years as follows:

(000s)
2008	372
2009	355
2010	301
2011	140
2012	21

Pursuant to the Nuqra Concession Agreement in Egypt, TransGlobe had a letter of credit in the amount of $0.3 million outstanding at December 31, 2007. As of January 9, 2008 the letter of credit has been cancelled.

Pursuant to the East Hoshia Development Lease in Egypt, the Company and its partners have committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million as security (expiring June 1, 2009).

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $0.3 million.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period which has been extended to January 12, 2009, for exploration work consisting of seismic acquisition (completed) and one remaining exploration well.

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2008.

Carrying Values and Estimated Fair Values of Financial Assets and Liabilities
Carrying values of financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these amounts.

Credit Risk
The majority of the accounts receivable is in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2007 production to one purchaser. In Yemen, the Company sold all of its 2007 Block 32 production to one purchaser and all of its 2007 Block S-1 production to one purchaser. In Canada, the Company sold primarily all of its 2007 gas production to one purchaser and primarily all of its 2007 oil production to another single purchaser.

Commodity Price Risk Management
The Company has commodity price risk associated with its sale of crude oil and natural gas.

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

Dated Brent
Pricing
Period	Volume	Type	Put Call
Crude Oil
September 1, 2007-August 31, 2008	15,000 Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000 Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000 Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange and interest rate risk
The Company’s operations are exposed to fluctuations in the foreign currency exchange rates. Variations in the foreign currency exchange rate could have a significant positive or negative impact. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payable and planned expenditures.

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest U.S. dollar-denominated debt. No derivative contracts were entered into during 2007 to mitigate this risk.

12.	SUBSEQUENT EVENTS

On February 1, 2008, the Company announced that it had engaged a financial advisor to assist in the sale of its Canadian assets. While it is likely that this process will lead to the disposition of all or a portion of the Canadian assets, there is no assurance that this will be the case, nor is any forecast given as to the form of action that will be taken. Any proceeds from a potential sale of the Canadian assets will be applied to reduce debt.

On February 5, 2008, TransGlobe Energy Corporation announced the closing of the acquisition of privately-held GHP Exploration (West Gharib) Ltd. (“GHP”). TransGlobe acquired all the shares of GHP for $40.2 million, plus working capital adjustments, effective September 30, 2007. The acquisition was funded from bank debt and cash on hand. GHP holds a 30% interest in the West Gharib Concession area in Egypt.

Also on February 5, 2008, the Company increased its Term Loan Agreement of $8.0 million to $48.0 million. The Term Loan repayment terms increased to $4.8 million per quarter, commencing June 30, 2008.

TransGlobe Energy Corporation is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt, the Republic of Yemen and in Alberta, Canada. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade as on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.
- or -
Anne-Marie Buchmuller, Manager, Investor Relations
& Assistant Corporate Secretary
Tel: (403) 268-9868
Email: anne-marieb@trans-globe.com

Executive Offices:
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898
Web site: http://www.trans-globe.com